UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Resolutions of the General Shareholding Meetings Ordinary and Extraordinary

Rio de Janeiro, April, 25, 2019 – Petróleo Brasileiro S.A. – Petrobras informs that the Ordinary and Extraordinary General Meetings, held today, at 3:00 pm, in the auditorium of the Company’s Headquarters, Avenida República do Chile, 65 - 1º floor , in the city of Rio de Janeiro (RJ), analyzed and approved, by majority vote, the following:

ORDINARY GENERAL MEETING

I.

Management’s accounts, examination, discussion and voting of the Annual Report and the Company’s Financial Statements, accompanied by the report of the independent auditors and the Fiscal Council’s Report, for the fiscal year ended December 31, 2018;

II.	Capital budget for the 2019 fiscal year

III.	Results destination for 2018 fiscal year;

IV.	Removal of Mr. Segen Farid Estefen from the position of member of the Board of Directors;

V.	Election of the following members of the Board of Directors, with tenure until the next Ordinary General Meeting:

BOARD OF DIRECTORS

Appointed by the controlling shareholder

Mr. Eduardo Bacellar Leal Ferreira

Mr. João Cox Neto

Mr. Roberto da Cunha Castello Branco

Appointed by Petrobras employees

Mr. Danilo Ferreira da Silva

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

The Federal Government did not approve in this General Meeting the maintenance of Mr. Nivio Ziviani as a member of the Board of Directors, declaring vacant his position. With the absence of Mr. Nivio Ziviani, Petrobras Board of Directors continues with its 11 (eleven) seats, of which 3 (three) are vacant.

VI.	Election of Mr. Eduardo Bacellar Leal Ferreira as Chairman;

VII.	Election of the members of the Fiscal Council and its substitutes, with tenure until the next Ordinary General Meeting:

Appointed by the controlling shareholder

Mrs. Marisete Fátima Dadald Pereira (holder) e Mrs. Agnes Maria de Aragão da Costa (alternate);

Mr. Eduardo Cesar Pasa (holder) e Mr. Jairez Elói de Sousa Paulista (alternate);

Mr. José Franco Medeiros de Morais (holder) e Mrs. Gildenora Batista Dantas Milhomem (alternate).

Appointed by minority shareholders holders of common shares

Mr. Marcelo Gasparino da Silva (holder) e Mrs. Patrícia Valente Stierli (alternate).

Appointed by shareholders holding preferred shares

Mr. Daniel Alves Ferreira (holder) e Mr. Aloísio Macário Ferreira de Souza (alternate).

VIII.

Establishment of the compensation of Management, members of the Fiscal Council and members of the Statutory Advisory Committees to the Board of Directors in up to R$ 32,273,865.81 as the limit for the total remuneration to be paid from April, 2019 to March, 2020.

EXTRAORDINARY GENERAL MEETING

I.

Amendment to articles 3º, 16, 18, 19, 20, 21, 29, 30, 32, 34, 35, 36, 40, 52, 58 and 63 of the Company´s Bylaws, and consequent consolidation of the Bylaws, as proposed by Management. As voted by the Federal Government, the amendment proposed to article 25 was not approved.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer